Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NOUVEAU MONDE GRAPHITE INC. (the “Corporation” or “NMG”)

481 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

Item 2	Date of Material Change

February 14, 2024.

Item 3	News Releases

News releases, in French and English, were issued on February 15, 2024, through Business Wire and filed on SEDAR+ and EDGAR.

Item 4	Summary of Material Change

The Corporation agreed to certain offtake agreements with General Motors Holdings LLC (“GM”) and Panasonic Energy Co., Ltd. (“Panasonic Energy”), and entered into private placement subscription agreements with GM, Panasonic Holdings Corporation (“Panasonic Holdings” and together with Panasonic Energy, “Panasonic”), Mitsui & Co., Ltd. (“Mitsui”) and Pallinghurst Bond Limited (“Pallinghurst”).

Item 5	Full Description of Material Change

5.1            Full Description of Material Change

GM Investment Overview

On February 14, 2024, NMG and GM, a wholly owned subsidiary of General Motors Co., agreed to sign a supply agreement (the “Supply Agreement”) upon closing of the GM Tranche 1 Investment (as defined below), in which NMG will provide 18,000 tonnes per annum (“tpa”) of its expected Phase-2 active anode material output from the Matawinie mine and the Bécancour battery material plant (together, the “Projects”) to GM, upon the Projects reaching full production, for an initial term of six years. In complement to the Supply Agreement, NMG and GM entered into a subscription agreement (the “GM Subscription Agreement”) in which GM has agreed to make an aggregate US$150,000,000.00 equity investment in NMG in two tranches, subject to certain closing conditions, to develop the Projects, which are projected to be the first fully integrated natural graphite active anode material project of its kind in North America; a local, carbon-neutral, reliable, sizeable, and ESG-driven source of natural graphite for the electric vehicle and lithium-ion battery market.

GM will make an initial US$25,000,000.00 equity investment in NMG (the “GM Tranche 1 Investment”) to support the advancement of NMG’s Phase-2 operations in line with GM’s battery manufacturer’s specifications. GM has also agreed to subscribe for a further US$125,000,000.00 of equity securities in NMG upon the successful completion of conditions precedent and a positive final investment decision (“FID”) (the “GM Tranche 2 Investment” and together with the GM Tranche 1 Investment, the “GM Investment”).

Panasonic Transaction Overview

On February 14, 2024, NMG and Panasonic Energy, a wholly owned subsidiary of Panasonic Holdings, announced having entered into a binding offtake agreement (the “Offtake Agreement”) pursuant to which NMG will supply 18,000 tpa of its planned Phase-2 active anode material production from the Projects to Panasonic Energy for an initial period of seven years. In addition to the Offtake Agreement, NMG and Panasonic Holdings also entered into a subscription agreement (the “Panasonic Subscription Agreement”) whereby Panasonic Holdings agreed to make an initial US$25,000,000.00 equity investment in NMG (the “Panasonic Investment”) to support the advancement of NMG’s Phase-2 operations.

Panasonic Investment and GM Investment

In connection with the Panasonic Investment and the GM Investment, GM and Panasonic have each subscribed for 12,500,000 common shares in the capital of the Corporation (“Common Shares”) and 12,500,000 common share purchase warrants of the Corporation (“Warrants”) for gross proceeds of US$25,000,000.00 each for an aggregate gross total of US$50,000,000.00. The Warrants to be issued to Panasonic are, unless accelerated by NMG, exercisable at FID in accordance with their terms. The Warrants to be issued to GM are, unless NMG provides prior notice to GM that such Warrants may be exercised in advance of FID, exercisable at FID in accordance with their terms. Each Warrant will entitle the holder thereof to acquire one Common Share (“Warrant Share”) at a price per Warrant Share equal to US$2.38 per Warrant Share. The exercise of the Warrants is subject to certain ownership limitations.

NMG will use the net proceeds from the Panasonic Investment and the GM Investment for the development of the Projects.

NMG and GM will also enter into an investor rights agreement (the “GM Investor Rights Agreement”) and NMG and Panasonic will enter into an investor rights agreement (the “Panasonic Investor Rights Agreement”) and a registration rights agreement (the “Panasonic Registration Rights Agreement”). The GM Investor Rights Agreement and Panasonic Registration Rights Agreement include registration rights.

Pursuant to the Panasonic Investor Rights Agreement and the GM Investor Rights Agreement, (i) the Common Shares acquired by Panasonic and GM in the Panasonic Investment and the GM Tranche 1 Investment will be subject to a “lock-up” for a period of 18 months from the date of the closing of the Panasonic Investment and the GM Tranche 1 Investment and (ii) the Common Shares and any Warrant Shares acquired by GM in the GM Tranche 2 Investment will be subject to a “lock-up” for a period of 18 months from the date of the closing of the GM Tranche 2 Investment. The GM Investor Rights Agreement and Panasonic Investor Rights Agreement also provide GM and Panasonic with certain rights relating to their investment in NMG, including certain board nomination and anti-dilution rights. Copies of the GM Subscription Agreement, the Panasonic Subscription Agreement, the Panasonic Investor Rights Agreement, the GM Investor Rights Agreement and Panasonic Registration Rights Agreement will be available on the Corporation’s page on SEDAR+ www.sedarplus.ca and on EDGAR at www.sec.gov, and the summary of such agreements contained herein is qualified in its entirety by the reference to such documents.

In addition, Panasonic will be subject to a standstill limitation whereby it will not be able to increase its holdings in NMG (subject to customary exceptions) for a period of three years.

With agreed-upon multi-year sales commitments from Panasonic Energy and GM, supplemented with the Panasonic Investment and the parallel GM Investment, NMG has the means and technical parameters in hand to advance engineering of the Projects. The Offtake Agreement, Supply Agreement and the parallel Panasonic Investment and GM Investment also provide greater bankability visibility to NMG’s potential lenders and strategic investors as part of the project financing linked to a positive FID decision for the Projects.

Mitsui and Pallinghurst

On February 14, 2024, NMG also announced that on the back of the agreed-upon offtake agreements with Panasonic Energy and GM, and the Panasonic Investment and the GM Investment, it has entered into subscription agreements with Mitsui and Pallinghurst (respectively, the “Mitsui Subscription Agreement” and the “Pallinghurst Subscription Agreement”), whereby Mitsui and Pallinghurst have agreed to make an aggregate equity investment of US$37,500,000.00 in NMG.

In line with the previously announced framework agreement between NMG, Panasonic Energy and Mitsui, Mitsui, a strategic partner of NMG, supports the attainment of this milestone and further development efforts towards a FID by investing, subject to regulatory approvals and the requirements of MI 61-101 (as defined below), US$25,000,000.00 for 12,500,000 Common Shares and 12,500,000 Warrants on the same pricing and substantially the same terms as the Panasonic Investment, such proceeds to be used to repurchase the unsecured convertible promissory note dated November 8, 2022 issued by NMG to Mitsui, as amended and/or amended and restated from time to time (the “Mitsui Convertible Note”).

NMG will also enter into an investor rights agreement with Mitsui (the “Mitsui Investor Rights Agreement”) and registration rights agreement with Mitsui the “Mitsui Registration Rights Agreement”) at the closing of the transactions contemplated by the Mitsui Subscription Agreement (the “Mitsui Closing”). Pursuant to the Mitsui Investor Rights Agreement, Mitsui will be required to “lock-up” its securities for a period of 12 months from the date of the Mitsui Closing. The Mitsui Investor Rights Agreement also provides Mitsui with certain rights relating to its investment in NMG, namely certain board nomination and anti-dilution rights. The Mitsui Registration Rights Agreement includes registration rights.

Mitsui will be subject to a standstill limitation whereby it will not be able to increase its holdings in NMG (subject to customary exceptions) for a period of three years.

Long-time strategic investor Pallinghurst has also agreed to a US$12,500,000.00 equity investment in NMG, which is subject to regulatory approvals and the requirements of MI 61-101, pursuant to which Pallinghurst has agreed to subscribe for 6,250,000 Common Shares and 6,250,000 Warrants on the same pricing and substantially the same terms as the Panasonic Investment, such proceeds to be used to repurchase the unsecured convertible promissory note dated November 8, 2022 issued by NMG to Pallinghurst, as amended and/or amended and restated from time (the “Pallinghurst Convertible Note” and together with the Mitsui Convertible Note, the “Notes”). NMG will also enter into a registration rights agreement with Pallinghurst, which will include registration rights, at the closing of the transactions contemplated by the Pallinghurst Subscription Agreement.

The Warrants to be issued to Mitsui and Pallinghurst shall, unless accelerated by NMG, be exercisable at FID in accordance with their terms. Each Warrant will entitle the holder thereof to acquire one Warrant Share at a price per Warrant Share equal to US$2.38 per Warrant Share. The exercise of the Warrants issued to Mitsui is subject to certain ownership limitations.

Currently, Mitsui may have beneficial ownership of, or control or direction over, directly or indirectly, the Mitsui Convertible Note that can be converted into units comprising an aggregate of 5,000,000 Common Shares and 5,000,000 Warrants (the “Mitsui Warrants”), as well as 1,052,695 Common Shares issuable in connection with accrued interest under the Mitsui Convertible Note, which in the aggregate represent approximately 14.14% of the issued and outstanding Common Shares on a diluted basis (prior to the closing of the transactions described herein, and assuming conversion of the Mitsui Convertible Note and exercise of the Mitsui Warrants). In connection with the Mitsui investment described above, Mitsui is expected to acquire 12,500,000 Common Shares and 12,500,000 Warrants (the “Mitsui Tranche 1 Warrants”). Following the completion of the investments by GM, Panasonic, Mitsui, and Pallinghurst and the repayment of the Mitsui Convertible Note, Mitsui is expected to have beneficial ownership of, or control or direction over, directly or indirectly, an aggregate of 13,552,695 Common Shares and 12,500,000 Mitsui Tranche 1 Warrants, which in the aggregate will represent approximately 20.85% of the issued and outstanding Common Shares on a partially diluted basis (assuming only the exercise of the Mitsui Tranche 1 Warrants).

Currently, Pallinghurst may have beneficial ownership of, or control or direction over, directly or indirectly, 11,541,013 Common Shares and the Pallinghurst Convertible Note that can be converted into units comprising an aggregate of 2,500,000 Common Shares and 2,500,000 Warrants (the “Pallinghurst Warrants”), as well as 526,348 Common Shares issuable in connection with accrued interest under the Pallinghurst Convertible Note, which in the aggregate represent approximately 23.50% of the issued and outstanding Common Shares on a diluted basis (prior to the closing of the transactions described herein, and assuming conversion of the Pallinghurst Convertible Note and exercise of the Pallinghurst Warrants). In connection with the Pallinghurst investment described above, Pallinghurst is expected to acquire 6,250,000 Common Shares and 6,250,000 Warrants (the “Pallinghurst Tranche 1 Warrants”). Following the completion of the investments by GM, Panasonic, Mitsui, and Pallinghurst and the repayment of the Pallinghurst Convertible Note, Pallinghurst is expected to have beneficial ownership of, or control or direction over, directly or indirectly, an aggregate of 18,317,361 Common Shares and 6,250,000 Pallinghurst Tranche 1 Warrants, which in the aggregate will represent approximately 20.70% of the issued and outstanding Common Shares on a partially diluted basis (assuming only the exercise of the Pallinghurst Tranche 1 Warrants).

Mitsui and Pallinghurst are “interested parties” in respect of the transactions described herein, and their investment as well as the repayment of the Notes each constitutes a “related party transaction” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the TSX Venture Exchange Policy 5.9 - Protection of Minority Security Holders in Special Transactions.

Upon the approval of the TSX Venture Exchange and the New York Stock Exchange (the “Exchanges”), the accrued interest owed to Pallinghurst and Mitsui (together, the “Holders”) under the Notes for the period from January 1, 2024, until February 14, 2024, will be satisfied as follows: 232,191 Common Shares at a price of US$2.07, representing an aggregate amount of US$480,635.37, will be issued and such Common Shares will be represented by DRS Advices or share certificates delivered to the Holders upon the repurchase of the Notes. The issuance of such Common Shares is subject to the approval of the Exchanges and, when issued, will be subject to a hold period of four (4) months and one day. Upon repurchase of the Notes, previously announced reserved but unissued Common Shares in respect of accrued interest will be issued and delivered to the Holders.

5.2            Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon

Vice President – Legal Affairs and Corporate Secretary

Telephone: (450) 757-8905 #405

Item 9	Date of Report

February 26, 2024